John L. Reizian
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103-1105
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@LFG.com

VIA EDGAR

May 12, 2010

U. S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Room 8634; Mail Stop 8629
100 F Street N.E.
Washington, DC  20549

Re:           Lincoln Life Flexible Premium Variable Life Account M
The Lincoln National Life Insurance Company
File No. 333-139960; 811-08557; CIK: 0001048607
Post-Effective Amendment No. 6
Lincoln VULONE2007

Dear Sir or Madam:

Today we are electronically filing on EDGAR a post-effective amendment to the referenced registration statement to add a supplement to the prospectus.  I would like to confirm the contract name on the front cover of the prospectus (Lincoln VULONE2007) is and will continue to be the same as the EDGAR class identifier.  The purpose of this amendment is to provide the policyowner the option to choose between two death benefit tax qualification tests, the Guideline Premium Test and the Cash Value Accumulation Test.

Pursuant to Securities Act Release No. 33-6510, we request selective review of this registration statement.  Selective review is appropriate as this language has been previously reviewed and made effective in the Lincoln AssetEdgesm VUL (File Nos. 333-146507), administered by The Lincoln National Life Insurance Company.

Should you have any questions or concerns while reviewing this submission, please feel free to contact me at 860-466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel